Exhibit (a)(1)(D)

Letter to Brokers and Dealers with respect to

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

CAFEPRESS INC.

at

$1.48 NET PER SHARE

Pursuant to the Offer to Purchase dated October 12, 2018

by

SNAPFISH MERGER SUB, INC.

a wholly-owned subsidiary of

SNAPFISH, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF NOVEMBER 8, 2018, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

October 12, 2018

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Snapfish Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Snapfish, LLC, a California limited liability company (“Parent”), to act as information agent in connection with Purchaser’s offer to purchase, subject to certain conditions, including satisfaction of the Minimum Condition, as defined in the Offer to Purchase, all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of CafePress Inc., a Delaware corporation ( “CafePress”), at a price of $1.48 per Share (the “Offer Price”), net to the seller in cash, without interest but subject to any required withholding taxes and upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 12, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

3. A Notice of Guaranteed Delivery to be used to accept the Offer (a) if certificates representing Shares are not immediately available and cannot be delivered, with all other documents required by the Letter of Transmittal, to Computershare Trust Company, N.A., as the depositary, prior to the expiration of the Offer or (b) if the procedure for delivery by book-entry transfer cannot be completed prior to the expiration of the Offer (the “Notice of Guaranteed Delivery”);

4. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5. CafePress’ Solicitation/Recommendation Statement on Schedule 14D-9 dated October 12, 2018.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York Time, at the end of November 8, 2018, unless the Offer is extended or earlier terminated.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of September 28, 2018 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among CafePress, Parent and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into CafePress, without a vote of the CafePress stockholders, in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and CafePress will be the surviving corporation and a wholly-owned subsidiary of Parent (such merger, the “Merger”). At the effective time of the Merger, all outstanding Shares (other than (a) Shares (if any) beneficially owned by CafePress, any of its subsidiaries, Parent or any of its subsidiaries (including Purchaser) and (b) Shares held by stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) will be cancelled and automatically converted into the right to receive the Offer Price, without interest but subject to any required withholding taxes. No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, pursuant to the DGCL, stockholders who do not tender their Shares in the Offer will have the right, by fully complying with the applicable provisions of Section 262 of the DGCL, to choose not to accept the consideration payable for their Shares pursuant to the Merger, and instead to demand an appraisal of their Shares by the Court of Chancery of the State of Delaware and to receive a cash payment of the “fair value” of their Shares as of the effective time of the Merger as determined by the Court of Chancery of the State of Delaware, plus interest. The “fair value” of such Shares may be more than, less than, or equal to the Offer Price. The Merger Agreement is more fully described in Section 11 of the Offer to Purchase and stockholders’ appraisal rights are more fully described in Section 15 of the Offer to Purchase.

The CafePress board of directors (the “CafePress Board”) has unanimously (a) determined that the Merger Agreement and the Offer, the Merger and the other transactions contemplated by this Agreement, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders, (b) adopted and declared advisable, pursuant to DGCL §251(b), the Merger Agreement, the Offer, the Merger, and the other transactions contemplated by the Merger Agreement, including the Offer and the Merger, (c) resolved that the Merger shall be effected as soon as practicable following the expiration of the Offer without a vote of the Company’s stockholders pursuant to Section 251(h) of the DGCL and (d) subject to the terms of the Merger Agreement, resolved and agreed to recommend that the holders of Shares accept the Offer and tender their shares pursuant to the Offer.

The Offer is subject to the conditions described in the Offer to Purchase, including, among other things, (a) there being validly tendered in accordance with the terms of the Offer and not validly withdrawn, prior to the expiration of the Offer, a number of Shares (excluding any Shares tendered pursuant to guaranteed delivery procedures that have not been “received” (as defined in Section 251(h) of the DGCL)) that, together with the Shares (if any) beneficially owned by Parent or Purchaser, represent at least a majority of the Shares then outstanding and (b) since the date of the Merger Agreement, there shall not have occurred any event, change, development, circumstance, fact or effect that has had or would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement). There is no financing condition to the Offer.

No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased. For Shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary prior to the expiration of the Offer or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal. Shares tendered by the Notice of Guaranteed Delivery will be excluded from the calculation of the Minimum Condition, unless such Shares and other required documents are received by the Depositary by the Expiration Time (as defined in the Offer to Purchase).

Purchaser will not pay any fees or commissions to any broker or dealer or any other person, other than to us, as the information agent, and to Computershare Trust Company, N.A., as the depositary, for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding the Offer materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.

Very truly yours,

MacKenzie Partners, Inc.

Nothing contained herein or in the enclosed documents shall render you the agent of Parent, Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

1407 Broadway, 27th Floor

New York, New York 10018

Banks and Brokers Call: (212) 929-5500

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com